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SEC FILE NUMBER
8-70709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P2 Corporate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

964 Eulalia Road NE, Suite 2
(No. and Street)

Atlanta	GA	30319
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Elizondo	(770) 608-7740	pelizondo@p2ibank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Paul Elizondo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___P2 Corporate Finance, LLC_____, as of ___December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Paul Elizondo*

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

P2 CORPORATE FINANCE, LLC

Statement of Financial Condition
For the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
P2 Corporate Finance LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of P2 Corporate Finance LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of P2 Corporate Finance LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of P2 Corporate Finance LLC's management. My responsibility is to express an opinion on P2 Corporate Finance LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to P2 Corporate Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Joseph Ferrara

I have served as P2 Corporate Finance LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
February 24, 2026

P2 CORPORATE FINANCE, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS		
Cash	$	38,698
Securities owned, at fair value		50,000
Prepaid deposits and expenses		19,678
Equipment, net		844
TOTAL ASSETS	$	109,220
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related party	$	300
Accounts payable, accrued expenses and other liabilities		7,106
TOTAL LIABILITIES		7,406
Commitments and contingencies (Note 12)		-
MEMBER'S EQUITY		101,814
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	109,220

The accompanying notes are an integral part of this financial statement.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

1. **Organization and Nature of Business**

   P2 Corporate Finance, LLC (the "Company") is a Delaware limited liability company and a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Until November 2025, the Company was wholly owned by P2 IB Holding, LLC (the "Parent"). In November 2025, the Parent sold a 24.99% ownership interest in the Company to a single investor (the "Buyer"), with the Parent retaining the remaining ownership interest.

   The Company's primary business activities include private placements of securities; merger and acquisition advisory services, including the issuance of fairness opinions; best-efforts underwriting (not on a firm-commitment basis); and commission-sharing arrangements with unaffiliated broker-dealers. The Company operates in a single reportable business segment.

   Pending Sale

   In November 2025, the Parent entered into an agreement to sell its remaining ownership interest in the Company to the Buyer, subject to approval by FINRA. Upon receipt of FINRA approval, which is expected in early 2026, the Buyer is expected to acquire a controlling financial interest in the Company. The nature of the Company's operations is not expected to change as a result of the transaction. See Note 14 for additional information.

   Due to the extended timeframe required to obtain regulatory approval, the Buyer agreed to reimburse the Company for certain operating expenses incurred during the interim period. Such reimbursements will be netted against the final purchase price.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with US GAAP, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Cash and Cash Equivalents

The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company monitors the bank account and does not expect to incur any losses from this account. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Equipment

Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Accounts Receivable

Accounts receivable, if any, represent amounts due from clients for private placements of securities, merger and acquisition advisory services, best efforts underwriting, and commission sharing arrangements. These receivables are generally due within 30 days and are stated at amounts expected to be collected. An allowance for doubtful accounts, if any, is recorded for estimated losses, and accounts are written off when deemed uncollectible. The allowance and write-offs are reviewed periodically and adjusted as necessary.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for income tax purposes. All income or loss flows through to its owners, and, accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations arising from uncertain income tax positions for the year ended December 31, 2025. Tax returns for the years ended December 31, 2022, and thereafter remain open and are subject to examination by taxing authorities. No income tax returns are currently under examination.

Current Expected Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company has determined that certain financial assets, including cash and cash equivalents, have de minimis expected credit losses due to their nature, contractual life, and historical experience. Accounts receivable are subject to the CECL guidance; however, management believes no allowance for credit losses is necessary. This conclusion is based on the Company's expectation of collectability, taking into account factors such as credit quality of clients, aging of receivables, and current and projected economic conditions.

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Mergers & Acquisition Revenue

The Company recognizes revenue from M&A advisory services based on agreements that define the scope of services and compensation. Fees may include time-and-expense reimbursements, non-refundable retainers, and contingent success fees. Initial fees are recognized when billed, reflecting the satisfaction of preliminary advisory obligations. Retainer fees are recognized over the period the services are provided. Success fees are recognized upon closing of the underlying transaction, at which point all contingencies have been resolved. Fees subject to reclamation are recorded as deferred revenue until all reclamation provisions are met.

Private Placement Revenue

Revenue from private placement activities is earned through advisory and placement services provided directly to issuers. Fees are generally based on a percentage of capital raised or transacted. Non-refundable retainers for upfront costs and expenses are recognized as revenue when billed, while conditional retainers are recognized only after all agreed-upon conditions are satisfied. Success fees are recognized when all conditions are met and the investment is accepted. Commissions and fees subject to reclamation are recorded as deferred revenue until all reclamation provisions are satisfied.

Segment Reporting

The FASB issued ASU 2023-07, *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 10 to the financial statements.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2025, the Company's prepaid deposits and expenses amounted to $19,678 and this figure is disclosed in the Statement of Financial Condition.

4. **Occupancy**

The Company uses office space provided by the Parent, which pays all costs associated with the space on the Company's behalf. The Company recognizes the expense and reimburses the Parent as specified in the arrangement (see Note 5).

5. **Related Parties**

The Company maintains a month-to-month expense-sharing agreement with its Parent covering occupancy and other operating costs. At year-end, $300 was due to the Parent. The agreement is terminable by either party at any time.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

6. **Equipment, net**

The following is a summary of equipment as of December 31, 2025:

Equipment, net	2025	
Computer equipment	$	5,625
Accumulated depreciation		(4,781)
Total equipment, net	$	844

7. **Securities Owned, at fair value**

Cash and cash equivalents values closely approximate fair value due to their short-term and highly liquid nature. Warrants are valued based on unobservable inputs, reflecting the Company's best estimate of their fair value. The valuation is subject to change based on market conditions and other relevant factors. The Company periodically reviews the fair value of these assets and adjusts the carrying value as necessary.

The table below illustrates the Company's fair value hierarchy as of December 31, 2025, for assets carried at cost in the Statement of Financial Condition.

	Fair Value Measurement					
	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs	
Investments	**Level 1**		**Level 2**		**Level 3**	
Cash	$	38,698	$	-	$	-
Warrant		-		-		50,000
Total investments at fair value	**$**	**38,698**	**$**	**-**	**$**	**50,000**

8. **Restrictions on Contributed Capital**

In accordance with regulatory guidelines, equity capital cannot be withdrawn within one year of the contribution date without written authorization from FINRA; however, the Company retains the right to withdraw any profits earned during this restricted period.

9. **Net Capital and Exemption Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The ration of aggregate indebtedness to net capital cannot exceed 1500%. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2025, the Company had net capital of $31,292 which was $26,292 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 23.67%.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

9. **Net Capital and Exemption Requirements, continued**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

10. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented. The Company derived 100% of its total revenues from one external customer in 2025.

11. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

12. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its partners if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental commitments (other than as disclosed in Note 4), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

13. **Risks and Uncertainties**

The Company maintains its cash balances at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Deposits in excess of FDIC insurance limits, if any, are subject to credit risk. As of December 31, 2025, the Company's cash balances did not exceed the FDIC-insured limit, mitigating the credit risk associated with cash holdings.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

13. **Risks and Uncertainties, continued**

Accounts receivable, if any, are primarily derived from services provided to clients. Credit risk related to accounts receivable is minimized through evaluation of client financial stability, monitoring of aging, and ongoing communication to assess collectability.

Revenue for the year ended December 31, 2025, was concentrated with one client. Management monitors client concentrations and expects future periods to include a broader client base.

14. **Subsequent Events**

Subsequent to December 31, 2025, the Company's owners indicated their intent to pursue a transaction that would result in a change in ownership of the Company. The transaction is subject to regulatory approval, including the submission and approval of a Continuing Membership Application ("CMA") with the Financial Industry Regulatory Authority ("FINRA"), which is expected to be initiated in the first quarter of 2026. As of the date these financial statements were issued, the transaction had not been finalized.

Management has evaluated subsequent events through the date the financial statements were issued, and there were no other subsequent events requiring recognition or disclosure in the accompanying financial statements.